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13013601

Mail Processing Section

FEB 21 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Federal Street, 3rd Floor
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Ferrara (617)619-3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/8

EM 3/8/13

OATH OR AFFIRMATION

I, John M. Ferrara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Capital Markets LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President, Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shannon K. Cullen
My Commission Expires: April 12, 2014

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Member and Manager
Capstone Capital Markets LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Capstone Capital Markets LLC (the "LLC") which comprise of the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations and changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the LLC's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

MFA

To the Member and Manager
Capstone Capital Markets LLC
Page 2

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
January 31, 2013

December 31		2012		2011
Assets				
Cash and Equivalents	$	272,328	$	322,895
Total Assets	$	272,328	$	322,895
Liabilities and Member's Equity				
Accounts Payable and Accrued Expenses	$	10,000	$	10,000
Member's Equity		262,328		312,895
Total Liabilities and Member's Equity	$	272,328	$	322,895

For the Years Ended December 31	2012	2011
Revenues:		
Retainer Revenues	$ 30,000	$ -
Placement Services	-	10,000
Total Revenue	30,000	10,000
Expenses:		
Office Expenses	31,955	29,770
Compensation and Related Expenses	31,563	80,114
Professional Fees	11,278	19,581
Corporate Fees and Taxes	5,235	4,762
Employee Benefits	1,829	3,054
Total Expenses	81,860	137,281
Loss from Operations	(51,860)	(127,281)
Interest Income	1,293	1,939
Net Loss	(50,567)	(125,342)
Member's Equity, Beginning	312,895	438,237
Member's Equity, Ending	$ 262,328	$ 312,895

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		**2012**		2011
Cash Flows From Operating Activities:				
Net Loss	**$**	**(50,567)**	$	(125,342)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:				
Increase in Accounts Payable and Accrued Expenses		**-**		500
Net Cash Used in Operating Activities		**(50,567)**		(124,842)
Net Decrease in Cash and Equivalents		**(50,567)**		(124,842)
Cash and Equivalents, Beginning		**322,895**		447,737
Cash and Equivalents, Ending	**$**	**272,328**	$	322,895

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies:

Reporting Entity: Capstone Capital Markets LLC (the "LLC"), which is a wholly-owned subsidiary of Capstone Partners LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on April 29, 2005. The LLC provides private placement services for companies located throughout the United States.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable. Initial nonrefundable retainer fees are recognized as the services are performed over the term of the contract.

Deferred Revenue: Deferred revenue represents retainer fees for which the above mentioned revenue recognition criteria have not been met.

Fair Value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In order to measure fair value, the LLC uses a fair value hierarchy for valuation inputs which gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash and Equivalents: The LLC maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The LLC has a cash management program, which provides for the investment of excess cash balances primarily in short-term money market accounts, which are valued using Level 1 inputs. The LLC considers such highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions, and may be adversely affected by shifts in the market and changes in interest rates.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Capstone Capital Markets LLC is a limited liability company, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations and changes in member's equity.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2012 and 2011. The LLC does not expect any material change in uncertain tax benefits within the next twelve months. The LLC is open to examination by the applicable taxing authorities for the tax years ended December 31, 2012, 2011, 2010 and 2009.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2012 through January 31, 2013, the latter representing the issuance date of these financial statements.

2. Related Party Transactions:

The expenses of the LLC are directly allocated from the Parent to the LLC for those expenses solely pertaining to the LLC. Certain other overhead expenses are allocated to the LLC based on management's estimate of the LLC's usage of the related expenses. Such overhead expenses for the years ended December 31, 2012 and 2011 included certain payroll and related expenses and office expenses amounting to $40,245 and $111,308, respectively.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness or $5,000. As of December 31, 2012, the LLC's net capital amounted to $262,328.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.04 to 1 as of December 31, 2012.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to Exemptive Provision (K)(2)(i).

4. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2012, no amounts have been accrued related to such indemnification provisions.

December 31		2012
Aggregate Indebtedness	$	10,000
Member's Equity	$	262,328
Net Capital		262,328
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	257,328
Ratio of Aggregate Indebtedness to Net Capital		0.04 to 1
Reconciliation with LLC's Computation (Included in Part II of Form X-17A-5 as of December 31, 2012):		
Net Capital, as Reported in LLC's Part II (Unaudited) FOCUS Report	$	262,328
Net Capital Per Above	$	262,328

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

To the Member and Manager
Capstone Capital Markets LLC
Boston, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Capstone Capital Markets LLC (the "LLC") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

M F A

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the LLC's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
January 31, 2013